Exhibit 99.2

8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class Holder Account Number

Form of Proxy - Annual General Meeting to be held on May 28, 2015

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their  behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by or on behalf of Management to the holder.

5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of a matter, and the holder has appointed the applicable person whose name is printed herein as proxyholder, this proxy will be voted as recommended by Management.

6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted or withheld from voting accordingly.

7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 11:00 a.m. Eastern Time, on May 26, 2015 or, in the case of any adjournment of the Meeting, not less than 24 hours, Saturday, Sundays and holidays excepted, prior to the time of the adjournment.

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Appointment of Proxyholder
The undersigned holder of common shares ("Common Shares") of the Corporation hereby revokes any proxy previously given and appoints Edward J. Ryan, Chief Executive Officer of the Corporation or, failing him, J. Scott Pagan, President & Chief Operating Officer of the Corporation (the "Management Nominees"),
OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Shareholders of THE DESCARTES SYSTEMS GROUP INC. to be held at Homewood Suites, 800 Jamieson Parkway, Cambridge, Ontario on Thursday, May 28, 2015, at 11:00 a.m. (Eastern time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors
	For	Withhold		For	Withhold		For	Withhold

01. David Anderson	☐	☐	02. David I. Beatson	☐	☐	03. Deborah Close	☐	☐

04. Eric Demirian	☐	☐	05. Chris Hewat	☐	☐	06. Jane OHagan	☐	☐	Fold

07. Edward J. Ryan	☐	☐	08. John J. Walker	☐	☐

							For	Withhold

2.  Appointment of Auditors
Appointment of KPMG LLP, Chartered Professional Accountants, Chartered Accountants, as auditors of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed.
							☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, and I/we have appointed a Management Nominee as proxyholder, this Proxy will be voted as recommended by Management.		DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐	Annual Financial Statements - Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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